UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company

CNPJ # 60.746.948/0001-12

Notice to Shareholders

Banco Bradesco S.A. hereby informs its shareholders and the market about the approval, by the Central Bank of Brazil, on March 14, 2013, of the Capital Stock Increase process in the amount of R$8,000,000,000.00, increasing it from R$30,100,000,000.00 to R$38,100,000,000.00 with a 10% stock bonus (one new share, of the same type, for each 10 shares held), as resolved at the Special Shareholders’ Meeting held on March 11, 2013, informing that:

•      the shareholders registered in the Bank’s books on March 25, 2013 will be benefited.  As of March 26, 2013, the shares will be traded ex-bonus;

•      the bonus shares will be included in the shareholders’ positions on March 28, 2013, and they will be available on April 1, 2013;

•      monthly interest on shareholders’ equity will be maintained at R$0.018817992 per common share and R$0.020699791 per preferred share (gross), of which R$0.015995293 per common share and R$0.017594822 per preferred share, taking into account the Withholding Income Tax of 15% (fifteen percent), except for corporate shareholders who are exempt from the referred tax, so as the amount paid monthly to shareholders will be increased by 10%, as from the interest on shareholders’ equity regarding the month of April/2013 to be paid on May 2, 2013;

•      the unit value of the bonus shares is R$20.916155973, pursuant to the provisions in Paragraph One of Article 47 of Brazilian Federal Revenue Service Normative Instruction # 1,022 of April 5, 2010, which will be included in the “Statement of Book-Entry Shares for the 2014 Income Statement, referring to the 2013 Calendar Year.”

•      for the shareholders who want to transfer fractions of shares resulting from  the stock bonus, it is established the period between April 1, 2013 to April 30, 2013, pursuant to the provisions of Paragraph Three of Article 169 of Law # 6,404/76. After this period, eventual remaining fractions will be separated, grouped into whole numbers and sold at an Auction to be held on May 15, 2013 at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (São Paulo Securities, Commodities and Futures Exchange), and the respective amounts will be made available to shareholders entitled thereto on May 27, 2013, by means of:

a)    to shareholders whose shares are deposited at the Company and that keep their register and banking data updated, by means of credit in the current accounts in a Financial Institution they indicate. Those who do not have such data updated must present themselves at a Bradesco Branch on their preference bearing their CPF (Individual Taxpayer’s ID), RG (Identification Document) and proof of residence (utility bill) for record updating and receiving the respective amounts to which they are entitled; and

b)   to shareholders whose shares are deposited at the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange), by means of Institutions and/or Brokerage Houses which keep their shareholding position in custody.

As of March 25, 2013, the shares composing the capital stock will have equal participation in the monthly interest on shareholders’ equity and eventually complementary ones  and/or dividends to be declared, as well as, fully, any other advantages as of said date.

Simultaneously to the Brazilian Market operation, and in the same proportion, bonus shares will be distributed in the form of ADRs - American Depositary Receipts in the U.S. Market (NYSE) and in the form of GDRs – Global Depositary Receipts in the European Market (Latibex), and investors will receive 1 (one) new DR for each 10 (ten) DRs held on the record date of March 28, 2013, observing that:

•      similar to the Brazilian operation, the resulting fractions will be separated, grouped into whole numbers and sold at the respective Stock Exchanges, and the amounts will be credited to the holders of said fractions; and

•      once the operation is concluded, Depositary Receipts - DRs will continue to be traded at the ratio of 1 (one) preferred share to 1 (one) DR on the aforementioned Markets.

Cidade de Deus, Osasco, SP, March 18, 2013

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer
 Investor Relations Officer

•    Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone  55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br,or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 19, 2013

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.